UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 3, 2023

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 3, 2023	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2023 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $40.3 million, or $0.43 per share, and adjusted net income attributable to shareholders of Teekay(1) of $42.8 million, or $0.45 per share, in the second quarter of 2023 (excluding items listed in Appendix A to this release).
•Teekay Tankers secures third quarter 2023 to-date average spot rates of $42,800 per day for its Suezmax fleet and $48,300 per day for its Aframax fleet, which is tracking well above any third quarter of the last 15 years.
•In June 2023, Teekay Parent authorized a new $25 million common share repurchase program. Since reporting earnings last quarter, Teekay Parent has repurchased an additional $12.5 million of its outstanding common shares, bringing the total amount repurchased since the beginning of the Company's programs in August 2022 to $58.3 million at an average price of $5.10 per share.
•In line with Teekay Tankers' fixed dividend policy, Teekay Tankers declared a quarterly cash dividend of $0.25 per common share for the quarter ended June 30, 2023, payable in August 2023.
Hamilton, Bermuda, August 3, 2023 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and six months ended June 30, 2023. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the second quarter of 2023 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. dollars, except per share amounts)	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	395,400	418,701	280,786
Income from vessel operations	157,667	179,837	26,792
Net income attributable to the shareholders of Teekay	40,338	48,763	5,282
Earnings per common share of Teekay	0.43	0.49	0.05
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	182,051	203,802	50,844
Adjusted net income attributable to shareholders of Teekay (1)	42,773	51,017	5,506
Adjusted net earnings per share attributable to shareholders of Teekay (1)	0.45	0.52	0.05
	As at June 30,	As at March 31,	As at December 31,
(in thousands of U.S. dollars, except number of shares)	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash (2)	272,354	291,020	318,730
Market value of investment in Teekay Tankers (3)	374,455	414,803	297,696
Number of outstanding shares of common stock at end of period	91,374,909	96,027,318	98,318,395

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)Teekay Parent net cash as of June 30, 2023 includes cash and cash equivalents and short-term investments. Teekay Parent's net cash position decreased compared to March 31, 2023, primarily due to Teekay Parent's common share repurchases and Teekay Parent's purchase of Teekay Tankers Class A common shares through open market purchases, partially offset by cash dividends of $12.1 million received from Teekay Tankers. As at June 30, 2023, Teekay Parent's remaining floating production storage and offloading unit (FPSO) recycling costs are estimated to be approximately $7.5 million, which are expected to be paid through mid-2024.
(3)As at June 30, 2023, March 31, 2023, and December 31, 2022, Teekay Parent owned totals of 9.8 million, 9.7 million, and 9.7 million Teekay Tankers Class A and B common shares, respectively, and, as of such dates, the closing prices of Teekay Tankers Class A common shares were $38.23 per share, $42.93 per share, and $17.63 per share, respectively.

CEO Commentary
“Teekay posted strong financial results for the second quarter and first half of 2023,” commented Kenneth Hvid, Teekay’s President and CEO. “In addition, Teekay Tankers reported record first half results on the back of high operating leverage and continued strength in mid-size spot tanker rates, driven by robust market fundamentals that we believe are durable in nature.”

“Following another strong quarter in the second quarter of 2023, spot tanker rates have moderated slightly so far in the third quarter of 2023, reflecting typical seasonality for this time of year. Despite this moderation, spot tanker rates are currently tracking well above any third quarter of the last 15 years. Looking ahead, we anticipate crude tanker utilization will remain elevated, which we expect will pave the way to a strong winter market. With almost all of Teekay Tankers’ fleet currently trading in the spot market, we believe we have significant operating leverage to benefit from the robust tanker market fundamentals.”

“Teekay Parent has continued to return capital to its shareholders in an accretive manner during the quarter. During the second quarter and since August 2022, we have repurchased a total of $28.2 million and $58.3 million, respectively, worth of our common shares, or approximately 11.2% of the outstanding common shares immediately prior to commencement of our repurchasing programs, at an average price of $5.10 per share. In June 2023, Teekay Parent announced a new $25 million share repurchase program.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's GAAP net income attributable to shareholders of Teekay and the Company’s adjusted net income attributable to shareholders of Teekay(1) for the second quarter of 2023 both increased compared to the same quarter of the prior year, primarily due to stronger earnings from Teekay Tankers as a result of higher spot tanker rates, and higher interest income and lower interest expense from (a) investment of the proceeds of the January 2022 sale of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) and various other subsidiaries that provided shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) and (b) the prepayment of debt.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(a) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2023(b)	March 31, 2023(b)	June 30, 2022(b)
Suezmax revenue days	2,269	2,249	2,244
Suezmax spot TCE per revenue day	$57,566	$55,891	$25,310
Aframax / LR2 revenue days	2,177	1,971	1,892
Aframax / LR2 spot TCE per revenue day	$50,100	$67,346	$25,855
(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' second quarter of 2023 earnings release for additional information on its financial results.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
In June 2023, Teekay's Board of Directors approved a new $25 million common share repurchase program. Since August 2022, Teekay has repurchased a total of approximately 11.4 million common shares, or approximately 11.2% of the outstanding common shares immediately prior to commencement of the programs in August 2022, for a total cost of $58.3 million, representing an average repurchase price of $5.10 per share. Including the plan that was announced in June 2023, Teekay has a total of $26.7 million remaining under current share repurchase program authorizations.
In June 2023, Teekay acquired 132,479 Teekay Tankers Class A common shares through open market purchases for a total of $4.8 million, or an average price of $35.95 per share. Teekay currently has a economic interest of 28.8% and voting control of 53.9% in Teekay Tankers.
Teekay Tankers
In May 2023 and July 2023, Teekay Tankers extended two chartered-in contracts for 12 months each at an average rate of approximately $20,600 per day. An additional 12-month optional period was secured on one of the related vessels.

In July 2023, Teekay Tankers gave notice to exercise four vessel purchase options under existing sale-leaseback arrangements for a total of $57.2 million. These vessels are expected to be purchased with cash on hand and refinanced under Teekay Tankers' previously announced $350 million 19-vessel revolving credit facility when the vessels are redelivered in the third quarter of 2023.

In July 2023, Teekay Tankers cancelled a revolving credit facility which was entered into in 2020 and which had a maturity date of December 2024. The credit facility had no balance drawn and a maximum available drawdown of $65.7 million. Following the cancellation, Teekay Tankers has 17 unencumbered vessels.

Teekay Tankers' board of directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding share of common stock for the quarter ended June 30, 2023. This dividend is payable on August 25, 2023 to all of Teekay Tankers' shareholders of record on August 14, 2023.
The following table presents Teekay Tankers’ TCE rates booked to-date in the third quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the third quarter:

	To-Date Spot Tanker Rates
	Avg. TCE Rates Per Day	% Fixed
Suezmax	$42,800	48%
Aframax / LR2 (1)	$48,300	44%

(1)    Rates and percentage booked to-date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of over $2 billion, comprised of approximately 65 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in 8 countries and approximately 2,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, depreciation and amortization), adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, equity income (loss), and other income or loss, for both continuing operations and discontinued operations. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments, both for continuing and discontinued operations.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	395,400	418,701	280,786	814,101	493,506
Voyage expenses	(118,082)	(124,187)	(126,980)	(242,269)	(228,602)
Vessel operating expenses	(60,092)	(60,922)	(80,268)	(121,014)	(152,209)
Time-charter hire expenses	(18,691)	(12,945)	(6,553)	(31,636)	(12,103)
Depreciation and amortization	(24,384)	(23,975)	(25,243)	(48,359)	(50,323)
General and administrative expenses	(16,426)	(15,216)	(14,143)	(31,642)	(30,226)
Gain on sale of assets	—	—	1,153	—	732
Restructuring charges	(58)	(1,619)	(1,960)	(1,677)	(6,557)
Income from vessel operations	157,667	179,837	26,792	337,504	14,218

Interest expense	(5,956)	(11,377)	(9,413)	(17,333)	(19,415)
Interest income	4,766	5,588	723	10,354	1,020
Realized and unrealized gains (losses) on derivative instruments	547	(98)	571	449	2,538
Equity income (loss)	1,120	1,130	(931)	2,250	(1,685)
Loss on bond repurchases	—	—	(198)	—	(12,608)
Income tax (expense) recovery and other – net	(9,736)	(5,167)	534	(14,903)	887
Net income (loss) from continuing operations	148,408	169,913	18,078	318,321	(15,045)
Loss from discontinued operations (2)	—	—	—	—	(20,276)
Net income (loss)	148,408	169,913	18,078	318,321	(35,321)
Net (income) loss attributable to non-controlling interests (2)	(108,070)	(121,150)	(12,796)	(229,220)	41,491
Net income attributable to the shareholders of Teekay Corporation	40,338	48,763	5,282	89,101	6,170
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	148,408	169,913	18,078	318,321	(15,045)
Net income attributable to non-controlling interests, continuing operations	(108,070)	(121,150)	(12,796)	(229,220)	(20,437)
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	40,338	48,763	5,282	89,101	(35,482)
Loss from discontinued operations	—	—	—	—	(20,276)
Net loss attributable to non-controlling interests, discontinued operations (2)	—	—	—	—	61,928
Net income attributable to the shareholders of Teekay Corporation,
discontinued operations	—	—	—	—	41,652
Net income attributable to the shareholders of Teekay Corporation	40,338	48,763	5,282	89,101	6,170
Earnings (loss) per common share(3) of Teekay Corporation, continuing operations
–Basic	$0.43	$0.49	$0.05	$0.92	$(0.35)
–Diluted	$0.41	$0.48	$0.05	$0.89	$(0.35)
Earnings per common share(3) of Teekay Corporation, discontinued operations
–Basic	$—	$—	$—	$—	$0.41
–Diluted	$—	$—	$—	$—	$0.41
Earnings per common share(3) of Teekay Corporation
–Basic	$0.43	$0.49	$0.05	$0.92	$0.06
–Diluted	$0.41	$0.48	$0.05	$0.89	$0.06

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation of the Company, and historical comparative periods presented have been recast as a result.
(2)Loss from discontinued operations for the six months ended June 30, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net loss attributable to non-controlling interests, discontinued operations for the six months ended June 30, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which was recognized upon the sale of the Teekay Gas Business in January 2022. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business.
(3)Weighted-average number of common shares outstanding includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	94,396,675	98,521,611	102,498,138	96,447,748	102,423,057
- Diluted	96,754,345	100,476,663	104,651,667	98,605,221	102,423,057
Number of outstanding shares of common stock at end of period	91,374,909	96,027,318	101,872,208	91,374,909	101,872,208

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	136,042	82,768	129,345
Cash and cash equivalents - Teekay Tankers	178,850	169,751	180,512
Short-term investments - Teekay Parent (1)	136,312	208,252	210,000
Bunker and lube oil inventory	56,803	64,421	60,832
Accounts receivable and other current assets	245,033	279,387	239,202
Restricted cash - Teekay Tankers	703	6,838	6,849
Vessels and equipment - Teekay Tankers	1,210,617	1,229,947	1,253,368
Operating lease right-of-use assets	90,831	92,691	42,894
Net investment in and loans to equity-accounted investment	16,549	17,328	16,198
Other non-current assets	26,427	23,804	25,646
Total Assets	2,098,167	2,175,187	2,164,846
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	116,211	134,760	134,342
Current portion of long-term debt - Teekay Parent	—	—	21,184
Current portion of long-term debt and finance leases - Teekay Tankers	28,457	41,730	60,161
Long-term debt and finance leases - Teekay Tankers	179,549	316,728	472,599
Operating lease liabilities	90,947	93,038	43,443
Other long-term liabilities	66,881	61,684	63,511
Equity:
Non-controlling interests	941,376	868,146	746,143
Shareholders of Teekay	674,746	659,101	623,463
Total Liabilities and Equity	2,098,167	2,175,187	2,164,846

Net cash - Teekay Parent (2)	(272,354)	(291,020)	(318,161)
Net debt - Teekay Tankers (2)	28,453	181,869	345,399

(1)Short-term investments - Teekay Parent includes various bank term deposits with a diversified bank group and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.

(2)Net (cash) debt is a non-GAAP financial measure and represents (a) short-term debt, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases, less (b) cash and cash equivalents, and, if applicable, restricted cash and short-term investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	318,321	(35,321)
Less: loss from discontinued operations	—	20,276
Income (loss) from continuing operations	318,321	(15,045)
Non-cash and non-operating items:
Depreciation and amortization	48,359	50,323
Other	26,396	17,891
Change in operating assets and liabilities:
Change in other operating assets and liabilities	(31,118)	(89,335)
Expenditures for dry docking	(2,233)	(3,788)
Net operating cash flow - continuing operations	359,725	(39,954)
Net operating cash flow - discontinued operations	—	26,866
Net operating cash flow	359,725	(13,088)
FINANCING ACTIVITIES
Proceeds from long-term debt	1,000	—
Prepayments of long-term debt	(1,000)	(569,155)
Scheduled repayments of long-term debt	(21,184)	(54,106)
Proceeds from short-term debt	50,000	74,000
Prepayments of short-term debt	(50,000)	(84,000)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs	—	288,119
Prepayment of obligations related to finance leases	(307,019)	—
Scheduled repayments of obligations related to finance leases	(21,665)	(20,346)
Issuance cost related to long-term debt	(4,536)	—
Purchase of Teekay Tankers common shares	(4,765)	(5,269)
Distributions from subsidiaries to non-controlling interests	(30,401)	—
Repurchase of Teekay Corporation common shares	(43,183)	—
Other financing activities	(971)	(1,317)
Net financing cash flow - continuing operations	(433,724)	(372,074)
Net financing cash flow - discontinued operations	—	—
Net financing cash flow	(433,724)	(372,074)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,700)	(7,414)
Decrease (increase) in short-term investments	73,688	(220,000)
Proceeds from sale of vessels and equipment	—	44,520
Proceeds from the sale of the Teekay Gas Business, net of cash sold	—	454,789
Repayments from (advances to) equity-accounted joint ventures	1,900	(3,000)
Net investing cash flow - continuing operations	72,888	268,895
Net investing cash flow - discontinued operations	—	—
Net investing cash flow	72,888	268,895
Decrease in cash, cash equivalents and restricted cash	(1,111)	(116,267)
Cash, cash equivalents and restricted cash, beginning of the period	316,706	265,520
Cash, cash equivalents and restricted cash, end of the period	315,595	149,253

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Six Months Ended
	June 30,		March 31,		June 30,
	2023		2023		2023
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	148,408		169,913		318,321
Adjust for: Net income attributable to
non-controlling interests	(108,070)		(121,150)		(229,220)
Net income attributable to
shareholders of Teekay	40,338	0.43	48,763	0.49	89,101	0.92
(Subtract) add specific items affecting net income
Unrealized losses from derivative instruments	3,125	0.03	584	0.01	3,709	0.04
Realized gain on termination of interest rate swap	(3,215)	(0.03)	—	—	(3,215)	(0.03)
FPSO decommissioning costs, net of recoveries	209	—	213	—	422	—
Restructuring charges, net of recoveries	—	—	1,619	0.02	1,619	0.02
Other - net(2)	1,025	0.01	3,809	0.04	4,834	0.05
Non-controlling interests’ share of items above(3)	1,291	0.01	(3,971)	(0.04)	(2,680)	(0.03)
Total adjustments	2,435	0.03	2,254	0.02	4,689	0.05
Adjusted net income attributable to
shareholders of Teekay	42,773	0.45	51,017	0.52	93,790	0.97

(1)Basic per share amounts.
(2)Includes costs related to the early termination of certain obligations related to finance leases and non-cash expenses related to the sale of certain pension-related assets and obligations, partially offset by an adjustment to the asset retirement obligation related to the Petrojarl Foinaven FPSO unit recognized during the six months ended June 30, 2023. Also includes foreign currency exchange losses (gains).
(3)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022		2022
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	18,078		(35,321)
Adjust for: Net (income) loss attributable to
non-controlling interests	(12,796)		41,491
Net income attributable to
shareholders of Teekay	5,282	0.05	6,170	0.06
(Subtract) add specific items affecting net income
Unrealized gains from derivative instruments	(576)	(0.01)	(2,716)	(0.03)
FPSO decommissioning costs, net of recoveries	5,970	0.06	7,582	0.07
Gain on sale of assets	(1,153)	(0.01)	(732)	(0.01)
Restructuring charges, net of recoveries	1,960	0.02	4,169	0.04
Items relating to discontinued operations(2)	—	—	36,594	0.36
Loss on bond repurchases and other(3)	(1,137)	(0.01)	13,182	0.13
Non-controlling interests’ share of items above(4)	(4,840)	(0.05)	(59,271)	(0.58)
Total adjustments	224	—	(1,192)	(0.01)
Adjusted net income attributable to
shareholders of Teekay	5,506	0.05	4,978	0.05
(1)Basic per share amounts.
(2)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.
(3)The six months ended June 30, 2022 includes a loss on repurchase in full of Teekay's 9.25% senior secured notes due November 2022, and a loss on repurchases of Teekay's 5% convertible senior secured notes due January 2023.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
June 30, 2023
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	370,646	24,754	—	395,400

Voyage expenses	(118,082)	—	—	(118,082)
Vessel operating expenses	(37,800)	(22,292)	—	(60,092)
Time-charter hire expense	(18,691)	—	—	(18,691)
Depreciation and amortization	(24,384)	—	—	(24,384)
General and administrative expenses	(12,118)	(4,308)	—	(16,426)
Restructuring charges	—	(58)	—	(58)

Income (loss) from vessel operations (2)	159,571	(1,904)	—	157,667

Interest expense	(5,907)	(49)	—	(5,956)
Interest income	1,771	2,995	—	4,766
Realized and unrealized gain on
derivative instruments	547	—	—	547
Equity income	1,120	—	—	1,120
Equity in income of subsidiaries (3)	—	43,031	(43,031)	—
Income tax expense	(8,121)	(970)	—	(9,091)
Other - net (4)	2,262	(2,907)	—	(645)
Net income from continuing
operations	151,243	40,196	(43,031)	148,408
Net income attributable to
non-controlling interests (5)	—	142	(108,212)	(108,070)
Net income attributable
to shareholders/unitholders
of publicly-listed entities	151,243	40,338	(151,243)	40,338

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)In addition to the loss from vessel operations incurred by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the three months ended June 30, 2023, Teekay Parent received cash distributions of $12.1 million from Teekay Tankers.
(3)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Other - net for Teekay Parent includes non-cash expenses relating to the sale of certain pension-related assets and obligations.
(5)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
Net income	148,408	169,913	18,078
Depreciation and amortization	24,384	23,975	25,243
Interest expense, net of interest income	1,190	5,789	8,690
Income tax expense (recovery)	9,091	2,601	(585)
EBITDA	183,073	202,278	51,426
Specific income statement items affecting EBITDA:
Gain on sale of assets	—	—	(1,153)
Realized (gains) losses from interest rate swaps	(3,672)	(496)	(33)
Unrealized losses (gains) from derivative instruments	3,125	584	(576)
Equity (income) loss	(1,120)	(1,130)	931
Loss on bond repurchases	—	—	198
Other - net	645	2,566	51
Adjusted EBITDA	182,051	203,802	50,844

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding tanker market fundamentals, the durability thereof and the Company's ability to benefit therefrom; management's expectations regarding crude tanker utilization and seasonal market conditions; the amount and timing of payments of cash dividends from Teekay Tankers; the expected amount and timing of repurchases of Teekay’s common shares under its share repurchase program; the occurrence, source of capital and expected timing of repurchases of Teekay Tankers’ vessels from sale-leaseback arrangements and the subsequent refinancing of those vessels under new credit facilities and the timing thereof; the timing and terms of Teekay Tankers' chartering contracts; and Teekay Parent’s expectations regarding the amounts and settlements of recycling costs related to the Petrojarl Foinaven FPSO.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; changes in the demand for oil, refined products and tankers; changes in trading patterns affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC+ production and supply levels; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; potential delays in vessel purchases; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the status of Russia’s invasion of Ukraine and related sanctions and import and other restrictions; the impact of geopolitical tensions and changes in global economic conditions; Teekay Tankers’ available cash and the levels of its capital needs, as well as the declaration by Teekay Tankers' board of directors of any future common share cash dividends; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda